

News Release

B2Gold Releases its Annual Responsible Mining Report - Raising the Bar

Vancouver, BC, June 13, 2022 - B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) ("B2Gold" or the "Company") is pleased to announce that it has published its sixth annual Responsible Mining Report entitled "Raising the Bar" (the "Report"), which details B2Gold's global economic contributions and its environmental, social, and governance management practices, together with the Company's performance against key indicators in 2021. Full details are outlined in the Report, which is available to view or download at www.b2gold.com. All dollar figures are in United States dollars unless otherwise indicated.

In announcing the release of the Report, Clive Johnson, President & CEO of B2Gold, states "in reflecting on 2021 and its continued challenges, from the ongoing COVID-19 pandemic, to social or political unrest, to the effects of climate change around the globe, I have asked myself how we as a company have managed to navigate and adapt while still meeting our targets and goals. It has become clear to me that the answer always comes back to B2Gold's core values of fairness, respect, transparency and accountability."

Highlights from 2021 "Raising the Bar" Responsible Mining Report

Economic Contribution

As a responsible gold miner, B2Gold aims to create and distribute economic value among its stakeholders. B2Gold's successful business results benefit its shareholders along with the many other stakeholders in the countries, regions, and communities where it operates. The economic value that the Company generates is distributed among its many stakeholders through local hiring and procurement, direct investment in communities, and payments to governments in the form of taxes and royalties. In 2021, B2Gold:

- achieved record annual gold production for the 13th consecutive year;
- generated $1.76 billion in Annual Revenue;
- paid $153 million as Employee Wages and Benefits;
- spent $9.4 million on Community Investment; and
- paid $408 million to Governments (through taxes and royalties).

B2Gold is committed to maximizing local and national economic benefits from our contracting and purchasing. The Company is aware of the high priority that host communities and governments place on local procurement. In sourcing the goods and services necessary to run its operations, B2Gold gives preference to local businesses where possible, provided they meet minimum safety, quality, ethical, and cost requirements. In 2021, over 65% of goods and services were procured from local and host country businesses. Several 2021 success stories are outlined in the Report.

People

As a reputable corporate citizen, B2Gold generates local employment and opportunities for people to develop their careers, train employees to acquire new skills, and open doors to women, under-represented groups, and previously disadvantaged people.

At the end of 2021, B2Gold employed 4,689[1] people across all operations. The Company continues to maintain high local employment rates by targeting recruitment efforts at regional and national levels, with neighbouring communities being given preference for employment opportunities for unskilled roles. At all B2Gold mines, expatriate employees and advisors are required to transfer skills to identified national employees and mentor appointed understudies.

Across all B2Gold operations, 97% of the total workforce is comprised of local[2] employees (an increase from 95% in 2020). Where B2Gold operates abroad, 64% of Senior Management is local, a notable increase from 55% in 2020.

In late 2021, B2Gold implemented a refreshed Policy on Equitable, Diverse and Inclusive (EDI) Workplaces. As articulated in the policy, the Company is dedicated to equitable treatment of all persons, irrespective of gender, race, ethnicity, nationality, religion and sexual orientation, as well as the reasonable and safe accommodation of people with disabilities. In 2021, B2Gold's workforce saw an increase in female representation to 642 (from 575), which is 13.7% of its total workforce (13.4% in 2020), and 24% of B2Gold's senior positions were occupied by women in 2021 (23% in 2020).

Health and Safety

In 2021, the global pandemic continued to challenge the Company's ability to keep its people healthy and safe. B2Gold continued with its robust COVID-19 screening and prevention measures established in 2020, and has worked hard to ensure the highest rates of vaccination across all B2Gold operations. As a result of its injury prevention measures, B2Gold is pleased to report that for the sixth consecutive year it has maintained a zero-fatality workplace and further reduced its Lost Time Injury Frequency Rate (LTIFR) and Severity Rate.

B2Gold's consolidated LTIFR and Severity Rate were both reduced from 2020 to 2021, with the LTIFR decreasing from 0.06 to 0.05 and the Severity Rate from 3.53 to 3.46. B2Gold maintained its Total Recordable Injury Frequency Rate (TRIFR) at 0.27, which remains one of the lowest in the mining industry and is 54% lower than the group average for ICMM member companies (0.59 in 2020[3]).

Environment

At an operational level, B2Gold is implementing its 2020 to 2022 Environmental Strategic Plan, which identifies key environmental aspects for improvement and defines specific objectives and targets for its operations. The Environmental Strategic Plan provides a road map for improved environmental risk management and performance in line with the overall Company strategy.

B2Gold recognizes that society, including business, must act against climate change and it is implementing a series of changes within the Company as a key aspect of our Environmental Strategic Plan. In 2021, B2Gold updated its strategy for managing climate risk and in February 2022 the Company published its inaugural Climate Strategy Report. This report details the Company's governance and oversight of its strategy, explains its risk management approach, and presents a preliminary assessment of climate scenarios and prioritized climate risks.

B2Gold supports the objectives set by the Paris Agreement to limit the rise in global temperature to well below 2°C, and will continue to evaluate its climate risk management initiatives to align with these objectives. In 2022, B2Gold will further develop climate scenarios and assess its business and financial

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[1] Employee total includes Gramalote Colombia Limited employees. It also includes supervised contracted labour but does not include unsupervised contractor employees. The reported numbers include full-time and part-time permanent employees as well as temporary employees.

[2] "Local" is defined as individuals either born in the same country of operation or who have the legal right to reside indefinitely in that country. In Namibia, as per the Namibian Affirmative Action (Employment) Act, "Local" is defined as "Namibian", which excludes expatriates, permanent residents, and those who have domicile.

[3] Safety Performance: Benchmarking progress of ICMM company members in 2020, https://www.icmm.com/en-gb/research/health-safety/benchmarking-2020-safety-data

implications. The Company is studying various initiatives to increase energy efficiency at its operations and to increase the proportion of its renewable energy sources of its total energy consumption. In 2022, B2Gold will issue its first greenhouse gas emissions reduction target.

Throughout 2021, B2Gold continued its biodiversity conservation programs at its various sites around the world. Download the full Report and read more about B2Gold's monitoring of chimpanzees in Mali, a study to assess the health status of an indigenous tree species in Namibia, and the coastal management plan in the Philippines.

Approach to Reporting

B2Gold is committed to the transparency of our sustainability risks, management, and performance. the Company has reported in alignment with the GRI Standards since 2016, and in 2021 B2Gold added the SASB Standard as reporting framework to its Responsible Mining Report. While the GRI Standards help companies communicate their sustainability impacts, the SASB Standard was designed to help companies communicate how different sustainability issues impact a company's long-term value.

B2Gold firmly believes that the mining industry has an opportunity to contribute positively to the United Nations Sustainable Development Goals (SDGs) and it has reported the Company's contribution in this regard since 2018.

COVID-19 Response Statement

The challenges of the COVID-19 pandemic created opportunities for the mining industry to demonstrate its ability to adapt to changing operating circumstances. As a result of B2Gold's culture of health and safety and support for the communities where it operates, B2Gold was able to successfully respond to the challenges posed by COVID-19, contributing to community resilience and sustained positive economic impacts in the countries where B2Gold operates.

In 2021, various measures such as changes to rotations, COVID-19 site incentives, fatigue management, mental health support, increased site accommodation, flexible work arrangements, and revised illness and disability policies successfully supported the Company's workforce through the turbulent times of COVID-19. Strong employee relations were sustained at all operations through proactive communication from management and through employee representative committees and/or COVID-19 committees regarding changing measures, policies, and employee support and benefits. The Employee Engagement Committee at Masbate won the 2021 regional and national award for the *Most Outstanding Labour Management Cooperation for Industrial Peace.* The award recognized labour management initiatives that remained true to the values of cooperation and partnership despite the challenges brought about by the COVID-19 pandemic.

Armed with additional knowledge and tools to successfully manage the COVID-19 pandemic's impacts, B2Gold will continue to work with its host communities and local, regional and national governments, and the private sector to find new ways to adapt to the "new normal" as the pandemic enters its third year. At B2Gold, our sustainable business strategy has allowed us to be well positioned to maintain agility and resilience as the world completes its recovery.

To view or download a copy of the Report, please visit www.b2gold.com/responsible-mining/esg-reporting-portal/.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has three operating gold mines and numerous development and exploration projects in various countries including Mali, the Philippines, Namibia, Colombia, Finland and Uzbekistan. This year, B2Gold forecasts gold production to be 990,000 to 1,050,000 ounces.

ON BEHALF OF B2GOLD CORP.
"Clive T. Johnson"

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Randall Chatwin
Senior Vice President, Legal & Corporate Communications
+1 604-681-8371
rchatwin@b2gold.com;

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
cdegeer@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, and including, without limitation: total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippine and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource

nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.